AB 3/15

*KH 3/14

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
19 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-67321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Ste 420
(No. and Street)

Topeka	KS	66609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristopher Miller — 785-266-3310 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road	Topeka	KS	66611-2050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019936

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/19

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC - STATE OF KANSAS
LINDA A. SANDERS
My Appt. Exp. 10-11-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

TABLE OF CONTENTS

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Tandem Securities, Inc.:

We have audited the accompanying statements of financial condition of Tandem Securities, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tandem Securities, Inc. at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Berberich Trahan + Co., P.A.

February 25, 2011

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

TANDEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 19,156	$ 14,640
Commissions receivable	12,129	6,183
CRD account	198	139
Prepaid expenses	13,000	13,409
Property and equipment, net of accumulated depreciation of $ 6,594 and $ 4,946 for 2010 and 2009, respectively	20,411	14,524
Total assets	$ 64,894	$ 48,895
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 2,853	$ 2,414
Commissions payable	10,815	5,558
Total liabilities	13,668	7,972
Stockholder's equity:		
Common stock - no par value; authorized 5,000 shares at December 31, 2010 and 2009, respectively; issued and outstanding 1,000 shares at December 31, 2010 and 2009, respectively	15,000	15,000
Additional paid-in capital	56,140	46,140
Retained earnings (deficit)	(19,914)	(20,217)
Total stockholder's equity	51,226	40,923
Total liabilities and stockholder's equity	$ 64,894	$ 48,895

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions	$ 570,380	$ 389,299
Other income	25	-
Total revenues	570,405	389,299
Expenses:		
Commissions	492,662	330,371
Professional fees	22,807	25,562
Regulatory fees	9,528	13,868
Payroll expenses	14,263	12,594
Computer expense	15,651	12,488
Licenses	6,630	6,697
Postage and delivery	5,264	2,952
Dues and subscriptions	98	-
Depreciation expense	1,648	2,198
Associate expenses	1,320	782
Other operating expenses	231	570
	570,102	408,082
Net income (loss)	$ 303	$ (18,783)

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2009	$ 15,000	$ 16,140	$ (1,434)	$ 29,706
Contributed capital	-	30,000	-	30,000
Net loss	-	-	(18,783)	(18,783)
Balance at December 31, 2009	15,000	46,140	(20,217)	40,923
Contributed capital	-	10,000	-	10,000
Net income	-	-	303	303
Balance at December 31, 2010	$ 15,000	$ 56,140	$ (19,914)	$ 51,226

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 303	$ (18,783)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,648	2,198
Changes in assets and liabilities:		
Commissions receivable	(5,946)	(3,921)
CRD account	(59)	1,874
Prepaid expenses	409	(2,002)
Accounts payable	439	(4,058)
Commissions payable	5,257	(2,985)
Net cash provided by (used in) operating activities	2,051	(27,677)
Cash flows from investing activities:		
Purchase of property and equipment	(7,535)	(12,876)
Cash flows from financing activities:		
Additional paid-in capital	10,000	30,000
Net increase (decrease) in cash	4,516	(10,553)
Cash, beginning of year	14,640	25,193
Cash, end of year	$ 19,156	$ 14,640

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1 - Organization and Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the state of Kansas. A substantial part of commission income is generated through one carrier.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2010 and 2009.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $ 1,000 and a useful life greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions Revenue

Commissions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred. There were no promotional costs incurred during the years ended December 31, 2010 and 2009.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Operating Expenses

The Company has an expense sharing agreement with T & M Financial, Inc. (T&M). T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, and parking. The payroll and benefit expenses for the shared employees was paid by T&M at 75% for the years ended December 31, 2010 and 2009.

Income Tax Matters

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately account for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Operating Lease

The Company leases software under an operating lease which runs month-to-month and is cancellable at any time. Software lease expense for 2010 and 2009 was $ 8,000 and $ 7,750, respectively.

3 - Property and Equipment

A summary of property and equipment held as of December 31, 2010 and 2009 is as follows:

	2010	2009
Property and equipment	$ 6,594	$ 6,594
Website development in progress	20,411	12,876
	27,005	19,470
Less accumulated depreciation	(6,594)	(4,946)
	$ 20,411	$ 14,524

4 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2010 were:

Net capital	$ 15,104
Net capital requirements	5,000
Aggregate indebtedness	13,668
Aggregate indebtedness to net capital ratio	.90 to 1

5 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT

The Board of Directors
Tandem Securities, Inc.

We have examined Tandem Securities, Inc.'s (the Company) compliance with requirements set forth in the Financial Industry Regulatory Authority (FINRA) Manual, Rule 3011, Anti-Money Laundering Compliance Program during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, Tandem Securities, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2010.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 25, 2011

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
Tandem Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Tandem Securities, Inc. (the Company) as of December 31, 2010 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 25, 2011

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

To the Board of Directors of
Tandem Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Tandem Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and canceled checks noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the SIPC Net Operating Revenues Calculation noting no adjustments.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the SIPC Net Operating Revenues Calculation supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067321 FINRA DEC
TANDEM SECURITIES INC 18*18
3706 SW TOPEKA BLVD STE 420
TOPEKA KS 66609-1291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristopher W. Miller 785-266-3316

2. A. General Assessment (item 2e from page 2) — $ 3.59

B. Less payment made with SIPC-6 filed (exclude interest) — (2.00)

8/3/2010
Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 1.59

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 1.59

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 1.59

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 2 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan, 2010
and ending Dec, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 570,346.96

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 568,910.13

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 568,910.13

2d. SIPC Net Operating Revenues $ 1436.83

2e. General Assessment @ .0025 $ 3.59

(to page 1, line 2.A.)

TANDEM SECURITIES, INC. 1770

Check	Date	Paid To	Amount
1770	08/03/2010	SIPC	********$2.00

june 2010 assessment